UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 20, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 19 May 2014 entitled ‘VODAFONE APPOINTS DAME CLARA FURSE AS A NON-EXECUTIVE DIRECTOR’

19 May 2014

VODAFONE APPOINTS DAME CLARA FURSE AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc today announced the appointment of Dame Clara Furse DBE as a Non-Executive Director and a member of the Audit and Risk Committee, with effect from 1 September 2014.

Dame Clara was the Chief Executive of the London Stock Exchange Group plc from 2001 to 2009. During her tenure, the London Stock Exchange trebled revenues, quadrupled adjusted operating profit and quintupled earnings per share. She was previously Group Chief Executive of Credit Lyonnais Rouse Ltd and the Managing Director, Global Futures and Options at UBS AG, where she led the business to sector-leading levels of profitability.

Dame Clara is a non-executive director on the board of Nomura Holdings Inc and Amadeus Holdings IT SA. Her previous non-executive career includes board appointments at Legal & General Group plc (2009 to 2013), Euroclear plc (2002 to 2009), Fortis (2006 to 2008) and LIFFE Holdings plc (1991 to 1999). Dame Clara was appointed to the Financial Policy Committee of the Bank of England in 2013. A graduate of the London School of Economics, she was appointed a Dame Commander of the Order of the British Empire in 2008. There are no other disclosures to be made under Listing Rule 9.6.13.

Vodafone Group Chairman Gerard Kleisterlee said: “Dame Clara has a deep understanding of international capital markets, services industries and business transformation.  Her skills and experience will be highly complementary to our Board, and I’m delighted to welcome her to Vodafone.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 20, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary